Filed by Kenvue Inc. pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Johnson & Johnson Commission File No.: 1-3215 Plan Deadline: 4:00 PM New York City Time, August 15, 2023 IMMEDIATE ATTENTION REQUIRED Dear participant in the Kenvue Savings Plan and/or the Kenvue Retirement Savings Plan: Johnson & Johnson is offering its shareholders the opportunity to exchange shares of Johnson & Johnson common stock for shares of Kenvue Inc. (“Kenvue”) common stock, subject to the terms of the exchange offer described in the Prospectus dated July 24, 2023. As a participant in the Kenvue Savings Plan and/or the Kenvue Retirement Savings Plan (each, a “Plan” and collectively, the “Plans”) who was invested in one or more of the Johnson & Johnson stock funds in those Plans as of July 19, 2023, you are eligible to participate in the exchange offer, as described in the Notice to Participants dated July 24, 2023. Participation in the exchange offer is completely voluntary. If you do not wish to participate, no action is required. If you wish to participate in the exchange offer, please carefully review the Notice to Participants and the Prospectus for more information. Additional information related to the exchange offer (including links to the Prospectus) may be found at www.JNJSeparation.com. To process your exchange election, you will need the Direction forms that are being mailed to your address on file. If you wish to participate and are a participant in more than one Johnson & Johnson stock fund, you must make a separate election for each fund. Copies of the Notice to Participants, the Prospectus and individual Direction Forms are being mailed to your address on file and are expected to be received by Plan participants during the week of July 31, 2023. The Direction Forms contain information that is required for you to submit an election to participate in the exchange offer; accordingly, you will not be able to submit an election until you have received these. Important To Know:  Following completion of the exchange offer, any shares of Johnson & Johnson common stock not exchanged will remain in the Johnson & Johnson stock funds. However, the Johnson & Johnson stock funds are expected to remain as investment options in the Kenvue Savings Plan and the Kenvue Retirement Savings Plan for only a short period of time (expected to be approximately nine months). After this period is over, the Johnson & Johnson stock funds will be liquidated and the proceeds will be automatically converted to units in the Kenvue stock funds. The Kenvue stock funds will remain closed investments in the Plans. No new money will be accepted in the Kenvue stock funds in the future.  If you wish to participate you must submit an election no later than 4:00 p.m., New York City time on August 15, 2023 (unless the deadline is extended). The election deadline for the Kenvue Savings Plan and the Kenvue Retirement Savings Plan is earlier than the closing of the exchange offer described in the Prospectus.  If you participate in the exchange offer, your Plan account will be restricted during the Blackout Period described in the Notice to Participants.  This information applies only to your ability to exchange units in the Johnson & Johnson stock funds under the Kenvue Savings Plan and/or the Kenvue Retirement Savings Plan. If you hold shares of Johnson & Johnson common stock directly (including with a brokerage firm) and/or are able to participate in the exchange offer through a different plan, you will receive separate exchange offer materials and should refer to those materials or the institution where those shares are held for more information.

For additional information concerning the terms and conditions of the exchange offer, to request additional copies of the Direction Form or a reprint of materials, call Georgeson LLC, the information agent for the exchange offer, at 1-866-695- 6074 (if calling within the United States) and 1-781-575-2137(if calling from outside the United States). Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., New York City time and Saturday from 12:00 p.m. to 6:00 p.m., New York City time. If you have questions about your Johnson & Johnson stock fund balance(s) in the Plans, please visit the For Your Benefit website at http://fyb.jntlch.com (current employees) or http://digital.alight.com/jntlchbsc (former and retired employees). (c)1997 - 2015 Broadridge Financial Solutions, Inc. ProxyVote and Broadridge are trademarks of Broadridge Financial Solutions, Inc. CUSIP is a registered trademark of the American Bankers Association. All other registered marks belong to their respective owners. | Terms and Conditions | Privacy Statement Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1- 781-575-2137 (all others outside the United States).